Exhibit 3.19

CERTIFICATE OF FORMATION

OF

BRISTOW U.S. LEASING LLC

This Certificate of Formation of Bristow U.S. Leasing LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act (6 Del. Code § 18-101 et seq.).

Article One

The name of the Company is Bristow U.S. Leasing LLC.

Article Two

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801 and the Company’s registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on the 20th day of September, 2016.

/s/ Joseph A. Baj Manager
Joseph A. Baj, Manager